Exhibit 99.2

Tufin Enters Into Definitive Agreement to be Acquired by Turn/River
Capital in a $570 million Transaction

Tufin Shareholders to Receive $13.00 Per Share in Cash

BOSTON & TEL AVIV, Israel– April 6, 2022 – Tufin® (NYSE: TUFN) (the “Company”), a company pioneering a policy-centric approach to security and IT operations, today announced that it has entered into a definitive agreement to be acquired by Turn/River Capital, a software-focused investment firm, in an all-cash transaction that values Tufin at approximately $570 million.

Under the terms of the agreement, Tufin shareholders will receive $13.00 per share in cash, representing a premium of approximately 44% over Tufin’s closing share price on April 5, 2022, the last full trading day prior to the transaction announcement, and a premium of approximately 54% over Tufin’s one-month volume-weighted average closing price through April 5, 2022. Upon completion of the transaction, Tufin will become a private company and will partner with Turn/River to further accelerate its mission of helping enterprise customers use policy-driven automation to address the security threats of tomorrow.

“Today’s announcement is a testament to Tufin’s leadership in security policy management for hybrid networks and cloud environments,” said Ruvi Kitov, Chairman, CEO, and Co-Founder of Tufin. “Since our inception nearly 20 years ago, we have made significant strides in developing our policy-based automation solution and have become a market leader. This deal represents an important milestone for Tufin, and as a private company, we will have the opportunity to accelerate our growth through investments in our technology, people, and go-to-market. The team at Turn/River specializes in helping software companies like Tufin, and with their partnership and expertise I am confident that we will be able to achieve our long-term goals faster.”

“We believe Turn/River Capital is the ideal partner for Tufin as the Company makes further progress to a subscription-based revenue model,” said Tom Schodorf, the Lead Independent Director of the Tufin Board of Directors. “We are confident this transaction with Turn/River will allow Tufin to accelerate this transition, expand to new markets, and reach new customer segments.”

“Tufin is an industry leader in network security policy management, helping enterprise customers secure their most critical network infrastructure and cloud assets,” said Dominic Ang, Founder and Managing Partner of Turn/River Capital. “We are incredibly excited to bring our best-in-class operations team, with their deep expertise in marketing, sales and customer success, to our partnership with Tufin. We look forward to working hand in hand with them to drive accelerated growth and scale.”

Transaction Details
Tufin’s Board of Directors (the “Board”) unanimously approved the agreement with Turn/River Capital and recommends that Tufin shareholders vote in favor of the transaction at the Special Meeting of Stockholders to be called in connection with the transaction.

The agreement includes a 30-day “go-shop” period expiring May 5, 2022, which allows the Board and its advisors to actively solicit, initiate, encourage or facilitate alternative acquisition proposals from third parties. The Board will have the right to terminate the merger agreement to enter into a superior proposal subject to the terms and conditions of the merger agreement. There can be no assurance that this “go-shop” will result in a superior proposal, and Tufin does not intend to disclose developments with respect to the solicitation process unless and until it determines such disclosure is appropriate or otherwise required.

The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, including approval by Tufin shareholders and receipt of regulatory approvals. Upon closing of the transaction, the Company’s common stock will no longer be listed on any public market. The Company will continue to be headquartered in Tel Aviv, Israel.

Ruvi Kitov, Chairman, CEO and Co-Founder of Tufin and Reuven Harrison, CTO and Co-Founder of Tufin, have entered into voting agreements pursuant to which they have agreed, among other things, to vote their shares of Company common stock in favor of the transaction.

First Quarter 2022 Financial Results
Tufin plans to publish its first quarter fiscal year 2022 financial results on or before May 13, 2022 and will not host a live conference call.

Advisors
J.P. Morgan Securities LLC is acting as exclusive financial advisor to Tufin, with White & Case LLP acting as its U.S. legal counsel and Meitar Law Offices acting as its Israeli legal counsel.  Kirkland & Ellis LLP is serving as legal counsel to Turn/River.

About Tufin
Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the Tufin Orchestration Suite™ to increase agility despite ever-changing business demands while reducing costs, ensuring compliance with regulations and internal policies, and maintaining a robust security posture. A single solution designed to meet the needs of both network and cloud security teams, the Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement accurate changes in minutes instead of days, while improving their security posture and business agility.

About Turn/River Capital
Turn/River Capital is a San Francisco-based software investment firm purpose-built for software growth. It offers flexible capital and tailored, data-driven operational support for growth capital, founder liquidity, buyouts, spin-outs, and recapitalizations. Built by a team of software operators and investors who have scaled sales, marketing, customer success and talent, Turn/River’s playbooks reliably and rapidly unlock transformational growth, producing market-leading companies and building lasting value. For more information, please visit www.turnriver.com.

Important Information and Where to Find It
In connection with the proposed transaction, Tufin will prepare a proxy statement to be delivered to its shareholders, and intends to furnish such proxy statement to the Securities and Exchange Commission (the “SEC”) under cover of a Report of Foreign Private Issuer on Form 6-K. Before making any voting or investment decision with respect to the transaction, shareholders of Tufin are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction.

Forward Looking Statements
Information provided in this communication contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained herein, including, but not limited to: (1) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed merger; (5) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (6) impact of the merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners, (7) the significant transaction costs associated with the proposed merger and (8) other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all.  These forward-looking statements speak only as of the date on which such statements are made and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information about other risks to which the Company is subject, please see the Company’s filings or furnishings, as applicable, with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K.

Contact Information

Tufin
Jackie Marcus or Michael Cummings
Investor Relations
investors@tufin.com

Susan Rivera
Director of Corporate Communications, Tufin
susan.rivera@tufin.com

Turn/River Capital
Peter Jones
Bulleit Group for Turn/River Capital
peter@bulleitgroup.com